Notice of Meeting

Important Notice Regarding the Availability of Proxy Materials for
the Annual General and Special Meeting of Vizsla Silver Corp.
to be held at Unit 1165, 555 Burrard St., Vancouver, BC V7X 1M5 on October 8, 2026, at 9:00 am (Pacific Time)

You are receiving this notice to advise that Vizsla Silver Corp. is using notice-and-access for its upcoming annual general and special meeting (the "Meeting"). Notice-and-access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by allowing issuers to post information circular and additional proxy materials online.

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at:

https:// vizslasilvercorp.com/investors/meetings/  OR
www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

If you would like to receive a paper copy of the meeting materials by mail, you must request one. There is no charge to you for requesting a copy.

Please send an e-mail to info@vizslasilver.ca or phone 604-355-0303 to request a paper copy of the materials for the Meeting or to obtain additional information on notice-and-access. Collect calls will be accepted.

To ensure you receive the material in advance of the voting deadline, all requests must be received by us no later than September 15, 2026, to ensure timely receipt. If you do request a paper copy of the proxy materials, please note that another proxy/voting instruction form will not be sent to you - please retain your current one for voting purposes.

To obtain paper copies of the materials after the Meeting date, please send a message to info@vizslasilver.ca or phone 604-355-0303. Collect calls will be accepted.

Shareholders' Meeting Notice

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote online, via telephone or by mailing the enclosed proxy/voting instruction form for receipt using the enclosed Business Reply Envelope. Please refer to the enclosed proxy/voting instruction form for additional details on how to vote (including the deadline to submit your proxy/voting instruction form).

The resolutions to be voted on at the meeting are listed below:

1. Set the Number of Directors - See "Election of Directors" in the information circular for additional information.

2. Election of Directors - See "Election of Directors" in the information circular for additional information.

3. Appointment of Auditors - See "Appointment of Auditor" in the information circular for additional information.

4. Approval Shareholder Rights Plan -  See "Continuation, Amendment and Restatement of the Shareholder Rights Plan" in the management information circular for additional information

PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

BOARD RECOMMENDATION:

Management and the Board of Directors of Vizsla Silver Corp. unanimously recommend that
Shareholders VOTE FOR each of the proposed resolutions.

If you have questions or require assistance with voting your shares, you may contact Vizsla Silver’s proxy solicitation agent:

Laurel Hill Advisory Group
Canada/US Toll Free: 1-877-452-7184
International: 1-416-304-0211
Text Message: Text “INFO” to 416-304-0211 or 1-877-452-7184
Email: assistance@laurelhill.com

 Please vote well in advance of the proxy voting deadline on October 6th, 2026 at 9:00a.m. (Vancouver Time)